FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                       For the month of September, 2005

                          GRANITE MORTGAGES 04-3 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)




      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                     GRANITE MORTGAGES 04-3 PLC

                                     By:  L.D.C. Securitisation Director No. 1

                                     By:  /s/ Sharon Tyson
                                          ------------------------------------
                                     Name:   Sharon Tyson
                                     Title:  Director
Date:  October 31, 2005

                                     GRANITE FINANCE FUNDING LIMITED


                                     By:  /s/ Jonathan David Rigby
                                          ------------------------------------
                                     Name:   Jonathan David Rigby
                                     Title:  Director
Date:  October 31, 2005

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By:  /s/ Daniel Le Blancq
                                          ------------------------------------
                                     Name:   Daniel Le Blancq
                                     Title:  Director
Date:  October 31, 2005

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-3 PLC
--------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Finance Trustees Limited, Granite Master Issuer Plc, Granite Finance Funding Limited and Granite Finance Funding 2 Limited
Period 1 September 2005 - 30 September 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

---------------------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                            330,938

Current Balance - Trust Mortgage Assets                               (GBP)32,317,385,095

Current Balance - Trust Cash and other Assets                         (GBP)1,801,202,918

Last Months Closing Trust Assets                                      (GBP)35,405,883,627

Funding share                                                         (GBP)17,265,263,646

Funding 2 share                                                       (GBP)11,510,636,027

Funding and Funding 2 share                                           (GBP)28,775,899,673

Funding and Funding 2 Share Percentage                                      84.34%

Seller Share*                                                         (GBP)5,342,688,340

Seller Share Percentage                                                     15.66%

Minimum Seller Share (Amount)*                                        (GBP)2,239,441,606

Minimum Seller Share (% of Total)                                            6.56%

Excess Spread last quarter annualised (% of Total)                           0.36%
---------------------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

---------------------------------------------------------------------------------------------------------------------
                           Number            Principal (GBP)           Arrears (GBP)              By Principal (%)
> = 1 < 3 Months           4,821               489,075,394               4,137,502                     1.51%

> = 3 < 6 Months           1,015               99,042,955                2,258,394                     0.31%

> = 6 < 9 Months            176                16,860,808                 672,484                      0.05%

> = 9 < 12 Months           23                  2,071,575                 119,020                      0.01%

> = 12 Months                3                   444,207                  17,931                       0.00%

Total                      6,038               607,494,939               7,205,331                     1.88%
---------------------------------------------------------------------------------------------------------------------


Properties in Possession

---------------------------------------------------------------------------------------
                           Number             Principal (GBP)           Arrears (GBP)
Total (since inception)     697                51,113,445                2,493,896
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
Properties in Possession                                                    261

Number Brought Forward                                                      174

Repossessed (Current Month)                                                 87

Sold (since inception)                                                      436

Sold (current month)                                                        40

Sale Price / Last Loan Valuation                                           1.07

Average Time from Possession to Sale (days)                                 127

Average Arrears at Sale                                                 (GBP)3,384

Average Principal Loss (Since inception)*                               (GBP)1,063

Average Principal Loss (current month)**                                (GBP)3,366

MIG Claims Submitted                                                         9

MIG Claims Outstanding                                                       1

Average Time from Claim to Payment                                          74
---------------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

--------------------------------------------------------------------------------------------------
                                                 Number                Principal (GBP)
Substituted this period                             0                       (GBP)0

Substituted to date (since 26 March 2001)        702,608              (GBP)64,972,043,118
--------------------------------------------------------------------------------------------------

CPR Analysis

--------------------------------------------------------------------------------------------------
                                                                         % of CPR
Current Month % of CPR - Removals*                                        56.30%

Previous Month % of CPR - Removals*                                       60.00%

Current Month % of CPR - Non-Removals**                                   43.70%

Previous Month % of CPR - Non-Removals**                                  40.00%
--------------------------------------------------------------------------------------------------
*Removals are loans that Northern Rock has repurchased from the Trust (e.g.
Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions

--------------------------------------------------------------------------------------------------
                                                 Monthly                Annualised
Current Month CPR Rate - Total                    5.25%                   47.65%

Previous Month CPR Rate - Total                   4.80%                   44.57%
--------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                               24.33

Weighted Average Remaining Term (by value) Years                           20.88

Average Loan Size                                                      (GBP)97,654

Weighted Average LTV (by value)                                           75.53%

Weighted Average Indexed LTV (by value)                                   69.09%

Non Verified (by value)                                                   42.95%
--------------------------------------------------------------------------------------------------

Product Breakdown

--------------------------------------------------------------------------------------------------
Fixed Rate (by balance)                                                   53.13%

Together (by balance)                                                     21.14%

Capped (by balance)                                                        0.46%

Variable (by balance)                                                     20.58%

Tracker (by balance)                                                       4.69%

Total                                                                     100.0%
--------------------------------------------------------------------------------------------------

Geographic Analysis

--------------------------------------------------------------------------------------------------------------------
                          Number               % of Total                Value (GBP)                 % of Total
East Anglia                6,529                  1.97%                 645,114,563                    2.00%

East Midlands             23,067                  6.97%                2,045,626,321                   6.33%

Greater London            40,046                 12.10%                6,288,678,332                   19.46%

North                     33,428                 10.10%                2,162,213,022                   6.69%

North West                43,942                 13.28%                3,501,822,976                   10.84%

Scotland                  44,599                 13.48%                3,139,083,349                   9.71%

South East                49,435                 14.94%                6,526,695,542                   20.20%

South West                21,549                  6.51%                2,380,971,412                   7.37%

Wales                     13,436                  4.06%                1,073,216,345                   3.32%

West Midlands             21,769                  6.58%                2,020,977,135                   6.25%

Yorkshire                 33,138                 10.01%                2,532,986,099                   7.84%

Total                     330,938                 100%                32,317,385,095                    100%
--------------------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

--------------------------------------------------------------------------------------------------------------------
                                                 Number                 Value (GBP)                  % of Total
0% < 25%                                         12,456                 476,047,255                    1.47%

> = 25% < 50%                                    40,093                3,047,725,032                   9.43%

> = 50% < 55%                                    12,831                1,205,814,922                   3.73%

> = 55% < 60%                                    13,869                1,370,381,211                   4.24%

> = 60% < 65%                                    16,079                1,687,228,031                   5.22%

> = 65% < 70%                                    19,453                2,034,731,105                   6.30%

> = 70% < 75%                                    24,507                2,691,367,014                   8.33%

> = 75% < 80%                                    24,463                2,886,949,571                   8.93%

> = 80% < 85%                                    42,156                4,845,548,734                   14.99%

> = 85% < 90%                                    39,338                4,240,208,553                   13.12%

> = 90% < 95%                                    58,165                5,253,053,449                   16.25%

> = 95% < 100%                                   26,800                2,521,277,736                   7.80%

> = 100%                                           728                  57,052,483                     0.18%

Total                                            330,938              32,317,385,095                   100.0%
--------------------------------------------------------------------------------------------------------------------


Repayment Method

--------------------------------------------------------------------------------------------------------------------
                                                 Number                  Value (GBP)                % of Total

Endowment                                        19,868                1,527,160,934                   4.73%

Interest Only                                    65,676                9,699,358,368                   30.01%

Pension Policy                                     472                  47,320,067                     0.15%

Personal Equity Plan                               873                  64,598,102                     0.20%

Repayment                                        244,049              20,978,947,625                   64.92%

Total                                            330,938              32,317,385,095                  100.00%
--------------------------------------------------------------------------------------------------------------------

Employment Status

--------------------------------------------------------------------------------------------------------------------
                                                 Number                  Value (GBP)                   % of Total

Full Time                                        286,879              26,385,378,551                   81.64%

Part Time                                         4,298                 294,768,711                    0.91%

Retired                                            470                  16,858,030                     0.05%

Self Employed                                    36,201                5,468,243,407                   16.92%

Other                                             3,090                 152,136,396                    0.47%

Total                                            330,938              32,317,385,095                  100.00%
--------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                              6.59%

Effective Date of Change                                                   1 September 2005
-------------------------------------------------------------------------------------------

Notes      Granite Mortgages 04-3 plc

--------------------------------------------------------------------------------------------------------------------
                        Outstanding                   Rating          Reference Rate                  Margin
                                                 Moodys/S&P/Fitch
Series 1

A1                          $0                      Aaa/AAA/AAA            3.95%                       0.06%

A2                  (Euro) 128,341,901.00           Aaa/AAA/AAA            2.21%                       0.07%

A3                     $1,248,100,000               Aaa/AAA/AAA            3.99%                       0.10%

B                       $59,200,000                  Aa3/AA/AA             4.05%                       0.16%

M                       $31,400,000                    A2/A/A              4.16%                       0.27%

C                       $62,700,000                Baa2/BBB/BBB            4.48%                       0.59%

Series 2

A1                     $713,700,000                  Aaa/AAA/AAA           4.03%                       0.14%

A2                   (Euro)800,150,000               Aaa/AAA/AAA           2.28%                       0.14%

B                    (Euro)74,400,000                  Aa3/AA/AA           2.42%                       0.28%

M                    (Euro)57,900,000                   A2/A/A             2.51%                       0.37%

C                    (Euro)139,050,000               Baa2/BBB/BBB          2.94%                       0.80%

Series 3

A1                   (GBP)411,250,000                 Aaa/AAA/AAA          4.78%                       0.18%

A2                   (GBP)600,000,000                 Aaa/AAA/AAA         5.515%                Fixed until 09/2011

B                     (GBP)54,350,000                  Aa3/AA/AA           4.95%                       0.35%

M                     (GBP)42,250,000                    A2/A/A            5.05%                       0.45%

C                     (GBP)99,450,000                 Baa2/BBB/BBB         5.48%                       0.88%
--------------------------------------------------------------------------------------------------------------------

Credit Enhancement

--------------------------------------------------------------------------------------------------------------------
                                                                                             % of Notes Outstanding
Class B and M Notes ((GBP) Equivalent)                             (GBP)237,352,601                    7.41%

Class C Notes ((GBP) Equivalent)                                   (GBP)229,275,589                    7.16%
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
                                                                                               % of Funding Share

Class B and M Notes ((GBP) Equivalent)                             (GBP)237,352,601                    1.37%

Class C Notes ((GBP) Equivalent)                                   (GBP)229,275,589                    1.33%
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
Granite Mortgages 04-3 Reserve Fund Requirement                     (GBP)48,000,000                    0.28%

Balance Brought Forward                                             (GBP)48,000,000                    0.28%

Drawings this Period                                                    (GBP)0                         0.00%

Excess Spread this Period                                           (GBP)4,052,672                     0.02%

Funding Reserve Fund Top-up this Period*                              (4,052,672)                     -0.02%

Current Balance                                                     (GBP)48,000,000                    0.28%
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                            (GBP)104,208,135                    0.60%

Funding Reserve %                                                         1.0%                          NA
--------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.



Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)8 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)8 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.

Excess spread is defined, in any month as cash received from Granite Mortgages Trust in that month plus bank interest due to Funding and Funding 2 and the Issuer/Master Issuer in that month plus/minus amounts due under the basis rate swap agreement less bond interestdue for floating GBP bonds and amounts due to swap counterparties for currency bonds and Fixed Rate GBP bonds.